Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 25
DATED JUNE 30, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 25 to you in order to supplement our prospectus. This Supplement updates information in the “Real Property Investments” and “Plan of Distribution” sections of our prospectus. This Supplement No. 25 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since June 23, 2005, the date of our last supplement, Supplement No. 24.  We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise.  However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
West Town Market 1750 & 1754 West Highway 160 Fort Mill, SC	2004	06/23/05	10,250,000	68,544	98	10	Harris Teeter

Kaiser Permanente Office Buildings 1900 Homestead Road 10950 N. Tantau Avenue Cupertino, CA (1)	1971 Renovated 2004 - 2005	06/24/05	59,000,000	100,352	100	1	Kaiser Foundation Hospitals

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)	On June 27, 2005, we obtained financing in the amount of $32,670,000. The loan requires monthly interest only payments at an annual rate of 4.45% and matures in July 2010.

Potential Property Acquisitions

We are currently considering acquiring the property listed below.  Our decision to acquire this property will generally depend upon:

•                       no material adverse change occurring relating to the underlying property, the tenants or in the local economic conditions;

•                       our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and

•                       our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of this underlying property.  We cannot guarantee that we will complete this acquisition.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for this property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates.  We believe that this property is well located, have acceptable roadway access, is well maintained and have been professionally managed. This property will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire this property.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

The Orchard Middle Settlement Road & Clinton Street New Hartford, NY (1)	2004/2005	31,451,219	222,605	74	7	Kohl’s Marquee Cinema

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

The initial closing is expected to be for 163,758 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 58,847 gross leasable square feet are expected to close at a later date after the development of the second phase has been completed by the seller, tenants have leased and occupy their respective spaces and their rents have commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of June 28, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	—	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	97,398,174	973,981,738	101,394,469	872,587,269

Shares sold pursuant to our distribution reinvestment program	7,748,882	73,614,376	—	73,614,376

Shares repurchased pursuant to our share repurchase program	(368,156)	(3,405,445)	—	(3,405,445)
	354,778,900	3,544,110,683	363,474,284	3,180,636,399

(1)           Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.